NUSHARES ETF TRUST

DISTRIBUTION AND SERVICE PLAN

1. The Trust. NuShares ETF Trust (the “Trust”) is an open-end management investment company registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”), and organized as a series trust (each such series is referred to herein as a “Fund”).

2. The Plan. The Trust desires to adopt a plan of distribution pursuant to Rule l2b-1 under the 1940 Act with respect to the shares of beneficial interest (“Shares”) of the Funds which are identified in Exhibit A hereto (the “Designated Funds”), and the Board of Trustees of the Trust (the “Board of Trustees”) has determined that there is a reasonable likelihood that adoption of this Distribution and Service Plan (the “Plan”) will benefit each such Fund and its holders of Shares. Accordingly, on behalf of each Designated Fund, the Trust hereby adopts this Plan in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Trust’s registration statement under the 1940 Act and under the Securities Act of 1933, as amended, as such registration statement is amended by any amendments thereto at the time in effect.

3. The Distributor. The Trust has entered into a written Distribution Agreement with Nuveen Securities, LLC (the “Distributor”), pursuant to which the Distributor will act as the exclusive distributor with respect to the creation and distribution of Creation Unit size aggregations of Shares as described in the Trust’s registration statement (“Creation Units”) with respect to each Fund.

4. Payments. (a) The Trust may pay a monthly fee not to exceed 0.25% per annum of each Designated Fund’s average daily net assets to reimburse the Distributor for actual amounts expended to finance any activity primarily intended to result in the sale of Creation Units of each such Fund or the provision of services with respect to investors in each such Fund, including but not limited to (i) delivering copies of a Designated Fund’s prospectus, statement of additional information and annual and semi-annual reports to prospective purchasers of such Creation Units; (ii) marketing and promotional services with respect to a Designated Fund; (iii) facilitating communications with beneficial owners of Shares, including providing explanations to owners regarding investment objectives and policies and other information about the Trust or any Designated Funds thereof; (iv) delivering any notices of shareholder meetings and proxy statements accompanying such notices in connection with general and special meetings of the Trust; and (v) such other services and obligations as are set forth in the Distribution Agreement. Such payments shall be made within ten (10) days of the end of each calendar month. The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in a Designated Fund’s then current prospectus.

(b) Distribution expenses incurred in any one year in excess of 0.25% of each Designated Fund’s average daily net assets may be reimbursed in subsequent years subject to the annual 0.25% limit and subject further to the approval of the Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to this Plan (the “Independent Trustees”).

(c) The Distributor may use all or any portion of the amount received pursuant to this Plan to compensate securities dealers or other persons that are Authorized Participants for providing distribution assistance, including broker-dealer and shareholder support and educational and promotional services, pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under paragraph 4(a) hereof.

5. Effective Date. This Plan shall become effective with respect to a Designated Fund upon approval by a vote of both a majority of the Board of Trustees and a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan, as reflected on Exhibit A hereto (each an “Effective Date”).

6. Term. This Plan shall, unless terminated as hereinafter provided, remain in effect with respect to a Designated Fund for one year from its Effective Date and shall continue thereafter, provided that its continuance is specifically approved at least annually by a vote of both a majority of the Trustees and a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan.

7. Amendment. This Plan may be amended at any time by the Board of Trustees, provided that (a) any amendment to increase materially the amount to be spent for the services provided for in paragraph 4 hereof with respect to a Designated Fund shall be effective only upon approval by a vote of a majority of the outstanding voting securities (as such term is defined in the 1940 Act) of such Designated Fund, and (b) any material amendment of this Plan shall be effective only upon approval by a vote of both a majority of the Board of Trustees and a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such amendment.

8. Termination. This Plan may be terminated at any time with respect to a Designated Fund, without payment of any penalty, by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities (as such term is defined in the 1940 Act) of such Designated Fund. In the event of termination or non-continuance of this Plan, the Trust may reimburse any expense which it incurred prior to such termination or non-continuance, provided that such reimbursement is specifically approved by both a majority of the Board of Trustees and a majority of the Independent Trustees.

9. Assignment. Any agreement related to the Plan shall be automatically terminate upon its assignment.

10. Reports. While this Plan is in effect, the Distributor shall provide to the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to the Plan and the purposes for which such expenditures were made.

11. Records. The Trust shall preserve copies of this Plan, each agreement related hereto and each report referred to in paragraph 10 hereof for a period of at least six years from the date of the Plan, agreement and report, the first two years in an easily accessible place.

12. Independent Trustees. While this Plan is in effect, the selection and nomination of Independent Trustees shall be committed to the discretion of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act).

13. Severability. If any provision of the Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

DISTRIBUTION AND SERVICE PLAN

EXHIBIT A

Fund	Effective Date
NuShares Enhanced Yield U.S. Aggregate Bond ETF	August 2, 2016

Last updated: August 2, 2016

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